Exhibit 99.51

NEWTON ENERGY CORPORATION

Management’s Discussion and Analysis

December 31, 2019

(Expressed in Canadian Dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) reviews Newton Energy Corporation’s (“Newton” or the “Company”) activities and results for the year ended December 31, 2019. It should be read in conjunction with the Audited Financial Statements, together with the accompanying notes, included in this report. The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

In the MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars. Additional information relating to the Company’s activities can be found on SEDAR at www.sedar.com.

Date of Report

This MD&A is dated April 27, 2020 and presents material information up to this date.

Forward-Looking Information

This discussion offers management’s analysis of the financial and operating results of Newton and contains certain forward-looking statements. Forward-looking information typically contains statements with words such as “anticipate”, “estimate”, “expect”, “potential”, “could”, or similar words suggesting future outcomes. The Company cautions readers and prospective investors in the Company’s securities to not place undue reliance on forward-looking information as by its nature, it is based on current expectations regarding future events that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated by Newton.

Forward looking information is based on management's current expectations and assumptions regarding, among other things, future capital and other expenditures (including the amount, nature and sources of funding thereof), future economic conditions, future currency and exchange rates. Although the Company believes the expectations and assumptions reflected in such forward-looking information are reasonable, they may prove to be incorrect. Forward-looking information involves significant known and unknown risks and uncertainties.

See the Risk Factors section of this MD&A for a further description of these risks. The forward looking information included in this report is expressly qualified in its entirety by this cautionary statement. Newton assumes no obligation to update or revise any forward-looking information to reflect new events or circumstances, except as required by law. For additional information relating to the risks and uncertainties facing Newton, see “Risk Factors”.

Description of Business

Newton is a publicly traded, Calgary-based company that is listed under the symbol “NTN” on NEX of the TSX Venture Exchange (“TSXV”). The year 2014 was a transition for the Company as Newton exited the oil and gas sector with the sale of 100% of its oil and gas assets. The Company has embarked on a new direction and is exploring projects and ventures in other sectors. The Company is considering business structures including acquisitions, mergers, joint ventures, reverse takeovers or other corporate arrangements acceptable to regulatory authorities.

Private Placement

On July 4, 2018, the Company completed a second non-brokered private placement comprised of 3,333,333 common shares at a purchase price of $0.15 per common share for gross proceeds of $500,000. The gross proceeds from the private placements will be used by the Company towards the reduction of accounts payable and for general working capital.

Letter of Intent with Franchise Cannabis Corp.

Newton entered into an arm’s length non-binding letter of intent accepted June 7, 2019 with Franchise Cannabis Corp. (“Franchise”), a global, fully integrated, seed-to-sale medical cannabis company, pursuant to which the Company and Franchise would effect a business combination that would result in a reverse takeover of the Company by the securityholders of Franchise and the listing for trading of the securities of the resulting issuer on the Canadian Securities Exchange. The letter of intent has expired and has not been extended.

Financial Highlights

As at December 31, 2019, Newton has $533,576 in cash and cash equivalents (2018 – $692,858). Newton had a comprehensive loss of $239,743 for the year ended December 31, 2019 (2018 – $251,097) and a net loss of  $64,202 for the three months ended December 31, 2019 (2018 – $79,841).

Selected Annual Information

The following table sets forth selected audited financial information of the Company for the last three completed financial years:

	December 31, 2019	December 31, 2018	December 31, 2017
	$	$	$
Revenue	1,754	3,772	13,366
Net comprehensive loss	239,743	251,097	468,463
Basic and diluted loss per share	0.04	0.05	0.29
Weighted average number of shares*	6,361,047	4,680,682	1,602,991
Total assets	542,319	700,331	413,045
Dividend	Nil	Nil	Nil

*On December 7, 2017, the Company consolidated the share capital of the Company on a basis of 20 pre-consolidation common shares for one (1) post consolidation share. All figures have been restated to reflect this consolidation.

For the year ended December 31, 2019, the Company reported no discontinued operations and did not declare any cash dividends.

The Company’s revenue is comprised entirely of interest earned on cash and cash equivalent balances. Capital expenditures and certain office and administration expenses represent Newton’s costs associated with its activities for the respective periods.

Operating Costs and Expenses

For the year ended December 31, 2019 (“2019”), operating costs and expenses decreased to $241,497 compared to $254,869 for the year ended December 31, 2018 (“2018”). No expenses were capitalized during 2019 or 2018. Accounting and legal were $36,920 in 2019 compared to $55,083 in 2018. Consulting and directors’ fees were $44,500 in 2019 compared to $103,000 in 2018. Office and miscellaneous were $17,960 in 2019 compared to $11,977 in 2018. Travel and business development were $32,250 in 2019 compared to

$14,493 in 2018.

Certain operating costs and expenses decreased due to the efforts by management to reduce overhead expenses for the Company.

Share-based payments expense was $87,094 for 2019 compared to $42,939 in 2018.

Newton’s revenue is comprised entirely of interest earned on cash and cash equivalents. Interest of $1,754 was earned in 2019 compared to $3,772 in 2018.

Summary of Quarterly Results

The flowing table summarizes key financial information on a quarterly basis for the previous two years:

	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
	$	$	$	$
Revenue	-	1,750	4	-
Net loss	(64,202)	(34,337)	(117,428)	(23,776)
Basic and diluted loss per share	(0.01)	(0.01)	(0.02)	(0.01)
Total assets	542,319	582,160	624,127	656,696
Total liabilities	25,101	6,904	15,304	10,605

	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
	$	$	$	$
Revenue	3,559	54	-	159
Net loss	(79,841)	(70,293)	(25,269)	(75,694)
Basic and diluted loss per share	(0.02)	(0.03)	(0.01)	(0.03)
Total assets	700,331	760,312	344,396	358,996
Total liabilities	30,464	10,604	21,928	11,259

Fourth Quarter

In the fourth quarter of 2019, Newton had a net loss of $64,202 compared to a net loss of $79,841 in the fourth quarter of 2018.

Operating costs and expenses for the quarter ended December 31, 2019 were $64,202 compared to $83,400 for the quarter ended December 31, 2018. Accounting and legal were $16,986 for the quarter ended December 31, 2019 compared to $17,664 for the quarter ended December 31, 2018. Consulting and director’s fees were $13,000 for the quarter ended December 31, 2019 and $37,000 for the quarter ended December 31, 2018. Travel and business development were $16,499 for the quarter ended December 31, 2019 compared to $14,366 for the quarter ended December 31, 2018. Office and miscellaneous were $6,233 for the quarter ended December 31, 2019 compared to $9,144 for the quarter ended December 31, 2018. The decreases in certain expenses were a result of management’s ongoing effort to reduce overhead expenses for the Company.

Liquidity and Capital Resources

Newton currently has no operational cash flow. Newton’s revenue is comprised entirely of interest earned on cash and cash equivalent balances. Newton has no outstanding bank debt or other interest-bearing indebtedness as at December 31, 2019.

•	Newton has $533,576 in cash and cash equivalents and working capital of $517,218. These balances will be used to fund office and administrative expenditures and working capital requirements.

•	Newton assesses its financing requirements and its ability to access debt or equity markets on an ongoing basis. Given the current conditions in the financial markets, Newton will seek to maintain financial flexibility and will monitor and assess its financing requirements. Newton’s ability to access the equity or debt markets in the future may be affected by prolonged market instability. The inability to access the equity or debt markets for sufficient capital, at acceptable terms, and within required timeframes, could have a material adverse effect on Newton’s financial condition, results of operations and prospects. Further discussion on these risks can be found in the “Risk Factors” section of the MD&A.

Investor Relations

The Company has no investor relation’s agreements.

Changes in Internal Controls over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Financing

The Company does not currently have any operations generating cash to any projects or ventures and associated overhead costs. The Company is therefore dependent upon debt and equity financing to carry out its business plans. There can be no assurance that such financing will be available to the Company.

Significant Accounting Judgments, Estimates and Assumptions

A detailed summary of all the Company’s significant accounting policies is included in Note 3 of the Company's December 31, 2019 financial statements.

Related Party Transactions

A detailed summary of all the Company’s related party transactions is included in Note 6 of the Company's December 31, 2019 financial statements.

Off Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. As at April 27, 2020, there were 6,361,047 common shares and nil preferred shares issued and outstanding.

As at April 27, 2020, there were 633,121 stock options outstanding.

The Company had no share purchase warrants outstanding as at April 27, 2020.

Subsequent Events

There have been no subsequent events.

Risk Factors

Investment in the Company must be considered highly speculative due to the nature of the Company's business, its formative stage of development, its current financial position and its lack of earnings record. The following is a summary of the risk factors to be considered:

Sale

The Company has sold all of its oil and gas assets and is now seeking to identify and acquire or merge with an operating entity. Investment in the common shares of the Company is highly speculative given the unknown nature of the Company’s business and its present stage. There can be no assurance that an active and liquid market for the Company’s common shares will develop and an investor may find it difficult to resell the common shares.

Potential Transaction

Until identification and acquisition or merger with an operating entity, the Company is not anticipated to generate any cash flow to meet its operating costs. The Company has only limited funds with which to identify and evaluate potential targets and there can be no assurance that the Company will be able to identify a suitable target. Even if a proposed target is identified, there can be no assurance that the Company will be able to successfully complete the transaction. Completion of a target is subject to a number of conditions including acceptance by the TSXV. Upon public announcement of a proposed target, trading in the common shares of the Company may be halted and may remain halted for an indefinite period of time. The common shares of the Company will not be reinstated to trading before the TSXV has reviewed the transaction. Reinstatement to trading provides no assurance with respect to the merits of the transaction or the likelihood of the Company completing the proposed transaction.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.

Management of Growth

Newton may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The ability of Newton to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of Newton to deal with this growth could have a material adverse impact on its business, operations and prospects.

Reliance on Key Personnel

Newton's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse effect on Newton. The Company does not have any key person insurance in effect for management. The contributions of the existing management team to the immediate and near term operations of Newton are likely to be of central importance. In addition, the competition for qualified personnel in the technology industry can be intense and there can be no assurance that Newton will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of Newton.

Substantial Capital Requirements

Newton may be required to make substantial capital expenditures for the acquisition and development of new ventures or projects. Newton’s ability to access the equity or debt markets in the future may be affected by any prolonged market instability. There can be no assurance that debt or equity financing, or future cash (if any) generated by operations, would be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Newton. These funding arrangements are not yet in place. There is no assurance that the initiatives undertaken by management will be successful. The inability of Newton to access sufficient capital for its operations could have a material adverse effect on Newton's financial condition, results of operations and prospects.

Dilution

Newton may make future acquisitions or enter into financings or other transactions involving the issuance of securities of Newton, which may be substantially dilutive to existing shareholders and which may also result in a change of control of the Company.

Issuance of Debt

Newton may enter into transactions to acquire assets or the shares of other organizations. These transactions may be financed in whole or in part with debt, which may increase Newton's debt levels above industry standards for companies of similar size. Depending on future plans, Newton may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither Newton's articles nor its by-laws limit the amount of indebtedness Newton may incur. The level of Newton's indebtedness from time to time could impair Newton's ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Dividends

To date, Newton has not declared or paid any dividends on the outstanding Newton shares. Any decision to pay dividends on the Newton shares will be made by the board of directors of Newton on the basis of Newton's earnings, financial requirements and other conditions existing at such future time. At present, Newton does not anticipate declaring and paying any dividends in the foreseeable future.

Conflicts of Interest

Certain directors of Newton are also directors of other technology companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the Business Corporations Act (Alberta).

Financial Instruments

The Company considers its risks in relation to financial instruments in the following categories:

Credit Risk

Credit risk is the risk that a counterparty to a financial instrument will not discharge its obligations, resulting in a financial loss to the Company. The Company has policies and procedures in place that govern the credit risks it will assume. The Company evaluates credit risks on an ongoing basis including an evaluation of counterparty credit rating and counterparty concentrations measured by amount and percentage. The Company's objective is to have no credit losses. The primary sources of credit risk for the Company arise from the following financial assets: (1) cash and cash equivalents and (2) accounts receivable. The Company has not had any credit losses in the past and the risk of financial loss is considered to be low. As at December 31, 2019, the Company has no financial assets that are past due or impaired due to credit risk related defaults.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with financial liabilities. The Company's financial liabilities are comprised of accounts payable and accrued liabilities. The Company frequently assesses its liquidity position and obligations under its financial liabilities by preparing regular financial forecasts. The Company mitigates liquidity risk by maintaining a sufficient cash balance as well as maintaining sufficient current and projected liquidity to meet expected future payments.

Market Risk

Market risk is the risk that the fair value (for assets or liabilities considered to be fair value through profit or loss) or future cash flows (for assets or liabilities considered to be subsequently measured at amortized cost) of a financial instrument will fluctuate because of changes in market prices. The Company evaluates market risk on an ongoing basis. At December 31, 2019, all of the Company's financial instruments were assessed to have little or no market risk.